SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRAVO BRIO RESTAURANT GROUP, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

10567B109

(CUSIP Number)

Thomas Avallone

PHR Holdings, LLC

4700 Millenia Blvd, Suite #400

Orlando, Florida 32839

(407) 903-5555

with a copy to:

Vincent Indelicato

Proskauer Rose LLP

Eleven Times Square

New York, New York 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10567B109

1.	Names of Reporting Persons. PHR Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 762,916
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 762,916
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 762,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 10567B109

1.	Names of Reporting Persons. OCS Consultants, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 762,916
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 762,916
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 762,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 10567B109

1.	Names of Reporting Persons. Robert I. Earl
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom; Permanent Resident of the United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 762,916
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 762,916
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 762,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.99%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed on January 29, 2018 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, no par value (“Common Stock”) of Bravo Brio Restaurant Group, Inc., an Ohio corporation (the “Company”), which has its principal executive offices at 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212. This Amendment No. 1 is being filed to disclose a reduction in the beneficial ownership of the Reporting Persons of Common Stock as a result of sales of Common Stock. As the Reporting Persons no longer beneficially own more than 5% of the outstanding shares of Common Stock, this Amendment No. 1 constitutes the final amendment to the Schedule 13D. Capitalized terms not defined in this Amendment No. 1 have the meaning ascribed to them in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)	The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 15,295,015 shares of Common Stock outstanding as of March 13, 2018, as reported by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2018.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated by reference.

(c)	Schedule B sets forth all transactions with respect to the Common Stock effected during the past sixty days by any Reporting Person.

(e)	As of April 2, 2018, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2018

PHR HOLDINGS, LLC, a Florida limited liability company

By:	/s/ Thomas Avallone
Name:	Thomas Avallone
Title:	Manager, Treasurer and Secretary

OCS CONSULTANTS, INC., a Florida corporation

By:	/s/ Thomas Avallone
Name:	Thomas Avallone
Title:	Manager, Treasurer and Secretary

/s/ Robert I. Earl
Robert I. Earl

Schedule B

Name	Date of Transaction	Transaction	Amount of Securities	Weight Average Price per Share
PHR Holdings, LLC	April 2, 2018	Sale	70,000	$4.00

(1)	The sales were executed in multiple transactions ranging from $4.00 to $4.02. The Reporting Persons undertake to provide full information regarding the number of shares sold at each separate price upon request by the staff of the Securities and Exchange Commission.